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                                                                     Exhibit 77D

Item 77D/77Q1(B)

Columbia International Value Fund

Effective June 1, 2013, the Fund made certain changes to its principal investment strategies in connection with Columbia Management Investment Advisers, LLC's assumption of day-to-day management of Columbia International Value Master Portfolio (Master Portfolio) from a subadviser. These changes included, among other things, an increase in the percentage of total assets the Master Portfolio will invest in equity securities of foreign companies and the Master Portfolio's investment in currency forwards and futures. Such revised policies are described in a supplement, dated April 23, 2013, to the Fund's prospectus filed with the Securities and Exchange Commission on April 23, 2013 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-13-166240), which is hereby incorporated by reference as part of the response to Items 77D and 77Q1 of Form N-SAR.